Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Fiscal Year Ended December 31,
	2004	2005	2006	2007	2008	Six Months Ended June 30, 2009
EARNINGS:
Earnings from continuing operations before income taxes	$43,420	$232	$3,051	$(91,519)	$6,784	$4,260
Fixed charges (as defined below)	5,866	6,863	7,545	15,270	17,739	8,278
Less: capitalized interest	(1,303)	(2,233)	(1,748)	(976)	(193)	(4)

Total earnings as adjusted	$47,983	$4,862	$8,848	$(77,225)	$24,330	$12,534

FIXED CHARGES:
Interest and debt expense	$4,948	$5,369	$5,263	$13,090	$15,938	$7,447
Interest portion of rental expense	918	1,494	2,282	2,180	1,801	831

Total fixed charges	$5,866	$6,863	$7,545	$15,270	$17,739	$8,278

RATIO OF EARNINGS TO FIXED CHARGES	8.18	—	1.17	—	1.37	1.51

DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES	$—	$2,001	$—	$92,495	$—	$—

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